FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated December 31, 2016

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS
(Exact Name as Specified in its Charter)

BrasilAgro – Brazilian Agricultural Real Estate Company
U(Translation of Registrant’s Name)

1309 Av. Brigadeiro Faria Lima, 5th floor, São Paulo, São Paulo 01452-002, Brazil
U(Address of principal executive offices)

Julio Cesar de Toledo Piza Neto,
Chief Executive Officer and Investor Relations Officer,
Tel. +55 11 3035 5350, Fax +55 11 3035 5366, ri@brasil-agro.com
1309 Av. Brigadeiro Faria Lima, 5th floor
São Paulo, São Paulo 01452-002, Brazil
U(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): U

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): U

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 14, 2017

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS

	By:	/s/ André Guillaumon
		Name:	André Guillaumon
		Title:	Chief Executive Officer and Operation Officer

Date: June 14, 2017
	By:	/s/ Gustavo Javier Lopez
		Name:	Gustavo Javier Lopez
		Title:	Chief Administrative Officer Officer and Investor Relations Officer



Earnings Release

2Q17

brasilagro

www.brasil-agro.com

brasilagro

Price (02.01.17)
AGRO3: R$11.82
LND: US$3.70

Investor Relations

Gustavo Javier Lopez
IRO

Ana Paula Zerbinati Ribeiro
Thaís Lima
Investor Relations

Contacts
+ 55 (11) 3035 5374
ri@brasil-agro.com

Website
www.brasil-agro.com

Conference Call

Portuguese with simultaneous translation into English

February 8, 2017
2:00 p.m. (Brasília)
11:00 a.m. (NY)
Phone: + +55 (11) 3127 4971
Phone: +1 516 300 1066
Password: BrasilAgro

Earnings Release

For the quarter ended December 31, 2016

São Paulo, February 2, 2017 – BrasilAgro (BM&FBOVESPA: AGRO3) (NYSE: LND), the Brazilian leader in acquiring, developing and selling rural properties that offer high potential for price appreciation in Brazil, announces its consolidated results for the quarter ended December 31, 2016. The consolidated quarterly information is prepared in accordance with International Financial Reporting Standards (IFRS).

Highlights

- Net Revenue of R$57.7 million in 6M17.
- Net Income of R$1.6 million in 6M17.
- Adjusted EBITDA of R$1.9 million in 6M17.
- Supply of 869.5 thousand tons of sugarcane in 2016 calendar year.
- Conclusion of planting of the 16/17 grain crop in Brazil and Paraguay.

Message from Manage

We ended the first half of the 2016/2017 harvest year with Ne of R$1.6 million and Adjusted EBITDA of R$1.9 million. This result reflects the sale of 519.0 thousand tons of agricultural products (soybean, corn and sugarcane) in the period and a financial result of R$16.4 million.

Regarding the operating activities, we concluded the planting of the 16/17 crop, amounting to a total planted area of 71,039 hectares the properties in Brazil and Paraguay divided among soybean, corn, sugarcane, pasture and others.

6M17 was also marked by the end of 7th year of sugarcane supply, delivering 869.5 thousand tons, with a harvested area of 10.300 hectares, yield of 84.12 ton/ha and net margin of R$ 2.4 thousand/ha.

In December 2016, we held the BrasilAgro Day, which brought together more than 40 investors and was attended by executive officers. The event addressed the outlook for the sector in the upcoming harvests and our plans for the coming years.

As mentioned in the previous Release, we are committed to delivering results and finding opportunities to create value in order to continue growing consistently and sustainably. We have thus been working hard to seek new business in order to grow, diversify our portfolio and improve our operating results.

With regards to the operating results, it is worth noting the cattle raising activities and the leasing of 7,700 hectares to third parties in the state of Bahia which, in addition to improving results, mitigates the Company's operational risk.

Finally, we reiterate our confidence that we are very well positioned to take advantage of the industry's opportunities and achieve an even more prominent position in Brazil's agribusiness sector.

Operating Performance

Development of Areas

We are undergoing a process to transform approximately 5,562 hectares, 3,562 of which in Brazil and 2,000 in Paraguay, representing average growth of 36%.

Property Portfolio

On the date of this release, the Company's property portfolio consisted of 194,904 hectares across five Brazilian states and Paraguay, as shown in the table below:

	Farms	Location	Aquisition date	Project	Total area ha	Arable area ha
1	Fazenda Jatobá	Barreiras/BA	Mar/07	Grãos e Algodão	31,606	24,254
2	Fazenda Alto Taquari	Alto Taquari/MT	Aug/07	Cana-de-açúcar	5,186	3,666
3	Fazenda Araucária	Mineiros/GO	Apr/07	Cana-de-açúcar	8,124	5,982
4	Fazenda Chaparral	Correntina/BA	Nov/07	Grãos e Algodão	37,182	27,414
5	Fazenda Nova Buriti	Januária/MG	Dec/07	Floresta	24,247	19,004
6	Fazenda Preferência	Barreiras/BA	Sep/08	Grãos e Pasto	17,799	14,237
7	Fazenda Parceria II	Ribeiro Gonçalves/PI	Nov/13[1]	Grãos	7,181	7,181
8	Fazenda Parceria III	Alto Taquari/MT	May /15[2]	Cana-de-açúcar	4,089	4,089
9	Palmeiras[3]	Boquerón/Paraguai	Dec/13	Grãos e Pasto	59,490	30,358
	Total				194,904	136,185

1- BrasilAgro entered into an agricultural exploration partnership in the Parceria II Farm for up to 11harvests, involving up to 10,000 hectares.

2- BrasilAgro entered into an agricultural exploration partnership in the Parceria III Farm potentially up to March 31 2026.

3- New social denomination of the operation in Paraguay.

Market Value of the Portfolio

We appraise the market value of our farms every year. On June 30, 2016, date of the appraisal, the market value of our portfolio, was R$1.1 billion

In order to estimate the market value of our farms, we considered for each property: (i) its level of development; (ii) soil quality and maturity; and (iii) agricultural aptitude and potential.

Farms (R$ thousand)	Period Sales	6/30/2014	Period Sales	06/30/2015	Period Sales	06/30/2016	Change %
Cremaq	-	239,342	270,000	-	-	-	n.a.
Jatobá	-	247,127	-	298,815	-	303,455	1.6%
Chaparral	-	221,751	-	256,919	-	262,747	2.3%
Preferência	-	47,044	-	52,255	-	56,564	8.2%
Alto Taquari	-	109,827	-	117,245	-	120,607	2.9%
Araucária	41,300	138,500	-	144,019	-	150,881	4.8%
Nova Buriti	-	29,101	-	29,654	-	31,967	7.8%
Palmeiras (50%)	16,442	78,856	-	111,108	-	154,849	39.4%
Market value	**57,742**	**1,111,548**	**270,000**	**1,010,015**	**-**	**1,081,070**	**7.0%**

From the accounting standpoint, the property portfolio is recognized under "Non-current assets" as properties for investment, stated at cost plus investments less accrued depreciation. On June 30, 2016, this amount was R$390.8 million and included the book value of the properties in Brazil and the investment in Palmeiras (old Cresca).

Agricultural Operations

The table below shows the breakdown of planted area by farm:

Planted Area	Sugarcane	Soybean	Corn	Pasture	Other	Total
Jatobá Farm		3,818	3,059	4,504	7,651	19,032
Alto Taquari Farm	3,554					3,554
Araucária Farm	4,400					4,400
Chaparral Farm		9,518	2,235	3,052	1,754	16,559
Preferência Farm				6,702		6,702
Partnership II Farm		6,892	559			7,451
Partnership III Farm	3,910					3,910
Cresca		2,321	1,737	2,167	3,206	9,431
Total 16/17	**11,864**	**22,549**	**7,590**	**16,425**	**12,611**	**71,039**

Agricultural Operations – Brazil

- **Grains**

We planted 20,228 hectares of soybean, 5,853 hectares of corn and 1,754 hectares of cover (brachiaria).

- **Sugarcane**

In 2Q17, we ended the 7th year of sugarcane supply in the Alto Taquari, Araucária, Parceria III, delivering 869.5 thousand tons.

We harvested 11,864 hectares of sugarcane in the Alto Taquari, Araucária and Parceria III farms.

The following table shows the sugarcane results:

Sugarcane harvest year results	January 1 to December 31	
	2015	2016
Tons harvested	1,032,956	869,501
Hectares harvested	10,759	10,336
TCH - Harvested Tons per Hectares	96.01	84.12

- **Cattle Raising**

Until the date of this release, we had 4,822 head of cattle in the Preferência Farm, distributed in 6,702 hectares of already active pasture. The Jatobá and Chaparral farms have 7,566 hectares of pasture and we are in process of building the infrastructure to receive the animals.

- **Leasing**

In order to improve the Company's results and mitigate operating risks, we leased 7,651 hectares to third parties in the state of Bahia. The areas were leased to local farmers and the contracts have a term of up to five harvests.

Agricultural Operations – Paraguay

On October 5, 2016, we entered into an agreement with our partner, through which both parties undertook to sell to third parties or divide in equal parts all of their assets, including rural properties, within 120 days as of the signature of the agreement. We believe that the division process will be concluded by the end of February 2017. The new social denomination of operation in Paraguay is Palmeiras S.A.

The areas of the agricultural operations mentioned herein already represent the property's division.

- **Grains**

We planted 2,321 hectares of soybean, 1,737 hectares of corn and 3,206 hectares of cover (brachiaria).

- **Cattle**

We ended the period with 1,052 head of cattle distributed in 2,167 hectares of already active pasture.

Financial Performance

The consolidated financial statements were prepared and are being presented in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board.

EBITDA and Adjusted EBITDA

EBITDA (R$ thousand)	2Q17	2Q16	Change	6M17	6M16	Change
Gross Profit	**7,828**	**7,743**	**1.1%**	**11,432**	**22,973**	**-50.2%**
Selling expenses	(210)	(269)	-21.9%	(120)	(895)	-86.6%
General and administrative expenses	(6,221)	(6,820)	-8.8%	(13,674)	(13,911)	-1.7%
Other operating income/expenses, net	(3,006)	1,270	n.a.	(5,617)	1,185	n.a.
Depreciations and amortizations	2,946	5,211	-43.5%	6,838	10,998	-37.8%
EBITDA	**1,337**	**7,135**	**-81.3%**	**(1,141)**	**20,350**	**n.a.**

Adjusted EBITDA (R$ thousand)	2Q17	2Q16	Change	6M17	6M16	Change
Gross Profit	**7,828**	**7,743**	**1.1%**	**11,432**	**22,973**	**-50.2%**
Elimination of gains on biological assets (grains and sugarcane planted)	1,548	2,432	-36.3%	2,981	4,719	-36.8%
Selling expenses	(210)	(269)	-21.9%	(120)	(895)	-86.6%
General and administrative expenses	(6,221)	(6,820)	-8.8%	(13,674)	(13,911)	-1.7%
Other operating income/expenses, net	(3,006)	1,270	n.a.	(5,617)	1,185	n.a.
Derivatives Results	1,173	-	n.a.	1,173	(1,748)	n.a.
Adjusted Depreciations [1]	2,238	2,752	-18.7%	6,129	8,539	-28.2%
EBITDA Cresca[1]	(383)	(973)	-60.7%	(391)	(1,649)	-76.3%
Adjusted EBITDA	**2,968**	**6,135**	**-51.6%**	**1,914**	**19,214**	**-90.0%**

1- Adjusted Depreciation includes depreciation of harvested grains and sugarcane.

2- Considers 50% of Cresca's EBITDA.

EBITDA is calculated as gross profit adjusted by general, administrative, and selling expenses, other operating revenue and depreciation expenses. Adjusted EBITDA was calculated by excluding biological assets in progress (sugarcane and grains) and adjusting for the harvest's derivative results and depreciation expenses, including depreciation of fixed assets of the farms and administrative installations, developed areas and permanent crops.

Income Statement

Net Revenue from Sales of Agricultural Products

Net Revenue (R$ thousand)	2Q17	2Q16	Change	6M17	6M16	Change
Total	**17,592**	**26,544**	**-33.7%**	**57,747**	**88,119**	**-34.5%**
Soybean	374	2,097	-82.2%	6,219	18,556	-66.5%
Corn	-	452	-100.0%	319	9,999	-96.8%
Sugarcane	15,460	22,650	-31.7%	48,948	57,048	-14.2%
Leasing	864	321	169.1%	818	848	-3.6%
Services	(3)	84	n.a.	26	318	-92.0%
Others	897	940	-4.5%	1,417	1,350	5.0%

Tons	2Q17	2Q16	Change	6M17	6M16	Change
Total	**110,965**	**233,622**	**-52.5%**	**519,038**	**795,108**	**-34.7%**
Soybean	155	1,224	-87.3%	5,404	18,352	-70.6%
Corn	-	1,122	n.a	416	31,074	-98.7%
Sugarcane	110,807	231,259	-52.1%	512,697	744,903	-31.2%
Others	3	17	-80.2%	521	779	-33.1%

In 2Q17, net revenue from sales totaled R$17.6 million, a reduction of 33.7% over the same period in the previous year, due to the decline in harvested grain volume as a result of the reduction in grain yields and the decline in planted areas over the last harvest.

Net revenue from grains (soybean and corn) fell 77.1% in 6M17 compared to the previous year, from R$28.5 million, from the sale of 49,400 tons at R$6.5 million, from the sale of 5,800 tons.

Soybean revenue decreased 66.5% in 6M17 compared to the previous year, from R$18.5 million, from the sale of 18,300 tons at R$1,011.2 per ton, to R$6.2 million, from the sale of 5,400 tons at R$1,150.9 per ton.

Corn revenue decreased by 96.8% in 6M17 over the year before, from R$9.9 million, from the sale of 31.000 tons at R$321.8 per ton, to R$319,000, from the sale of 416 tons at R$766.8 per ton.

Sugarcane revenue decreased by 14.2% in 6M17 compared to the previous year, from R$57.0 million, from the sale of 745,000 tons at R$76.6 per ton, to R$48.9 million, from the sale of 513,000 tons at R$95.5 per ton. The increase in the per-ton sugarcane price was due to the 3% upturn in the amount of TRS (total recoverable sugar) per ton harvested, from 141.7 kg/ton in 2Q16 to 146.6 kg/ton in 2Q17. The decrease in sales volume was chiefly due to the maturity of the cane field and the decrease in harvested area.

Leasing revenue reflects the Company's tax structure, in which we eliminated intercompany leasing (between the real estate companies and the parent company), resulting in a leasing revenue of R$818,000 in 6M17.

The 92.0% reduction in service revenue was due to the termination of the advisory service provision contract entered into with Cresca. The termination of the contract is part of the shareholders' agreement entered into with our partner, through which both parties undertook to sell to third parties or divide in equal parts all of their assets,

including rural properties, within 120 days as of the signature of the agreement, with the subsequent termination of the service provision agreement.

Other sales revenue totaling R$1.4 million in 6M17 came from the sale of inputs (seeds, fertilizers and by-products) from areas that were not planted in the 2016/17 harvest year, and machinery.

Gains or Losses of Agricultural Products and Biological Assets

Biological Assets and Agricultural Products (R$ thousand)	Soybean 16/17	Corn(1) 16/17	Sugarcane	Cattle	Gain / Loss in 12/31/2016
Gain and loss on agricultural products	-	-	10,196	-	10,196
Gain and loss on biological assets	1,594	851	(2,981)	(4,438)	(4,974)
Change on biological assets fair value	**1,594**	**851**	**7,215**	**(4,438)**	**5,223**

Gains or losses from the variation in the fair value of agricultural products are determined by the difference between their harvested volume at market value (net of selling expenses and taxes) and the production costs incurred (direct and indirect costs, leasing and depreciation).

Harvested agricultural products are measured at their value at the time of harvest considering the market price of the area of each farm.

Sugarcane Biological Assets (R$ thousand)	Gain / Loss in 12/31/2016
Area (hectares)	6,659
Prodution (Tons)	539,221
Productivity (Ton./ha)	81
Fair Value (R$)	45,069
Cost of production (R$)	(34,873)
Gain and loss on biological assets (R$)	**10,196**

Biological assets correspond to agricultural products in formation (not yet harvested) and cattle, measured at the net present value of the expected cash flow from these products. The calculation of fair value considers the best estimates in relation to sales prices, discount rates, direct and indirect costs, leasing, yields and selling expenses.

Cattle biological assets are measured at fair value and controlled in accordance with two methodologies: 12 to 15-month calves and steers (heifers) are controlled and valued by head, while older animals are controlled by weight.

Fair value variation is impacted by variations between fair value and cost, as well as by fair value variations between the periods.

Biological Assets - Cattle	Total Heads	Value (R$/thousand)
In June 30,2016	**4,148**	**5,241**
Aquisition Expenses	742	1,042
Handling Expenses	-	2,402
Deaths	(68)	(58)
Fair value variation	-	(4,438)
In December 31,2016	**4,822**	**4,189**

Since July 1, 2016, biological assets corresponding to ratoons of sugarcane have been measured at cost less depreciation (Accounting Standard IAS 16), while planted cane will continue to be measured at fair value (Accounting Standard IAS 41).

Gains or losses from the variation in the fair value of biological assets are determined by the difference between their fair value and their book value. Book value includes investments and costs effectively incurred until the moment of appraisal, as well as write-offs arising from the harvesting of the agricultural products.

The table below shows the results of the sugarcane harvest:

FY15	Crop 2015	Crop 2016
Net Revenues	14,049	
Cost of Sales	(15,421)	
Gain (loss) of agriculture products	3,183	
Profit (Loss)	**1,811**	**-**
Tons harvested	**241,771**	

FY16	Crop 2015	Crop 2016
Net Revenues	62,216	21,412
Cost of Sales	(51,839)	(23,765)
Gain (loss) of agriculture products	13,095	6,439
Profit (Loss)	**23,472**	**4,086**
Tons harvested	**791,185**	**283,998**

6M17	Crop 2015	Crop 2016
Net Revenues		48,948
Cost of Sales		(43,420)
Gain (loss) of agriculture products		10,196
Profit (Loss)	-	**15,724**
Tons harvested		**539,221**

Total	Crop 2015	Crop 2016
Net Revenues	76,265	70,360
Cost of Sales	(67,260)	(67,186)
Gain (loss) of agriculture products	16,278	16,635
Profit (Loss)	**25,282**	**19,810**
Tons harvested	**1,032,956**	**869,501**

Impairment

A provision to adjust inventories at the net realized value of agricultural products is constituted when the fair value of the inventory is higher than the realized value. The realization value is the sales price estimated during the normal course of business less estimated selling expenses.

On December 31, 2016, the amount recognized corresponds to a loss of R$251,000.

Cost of Goods Sold

(R$ thousand)	2Q17	2Q16	Change	6M17	6M16	Change
Total of cost of goods sold	**(11,844)**	**(23,368)**	**-49.3%**	**(51,287)**	**(78,066)**	**-34.3%**
Soybean	165	(1,021)	n.a.	(5,546)	(15,713)	-64.7%
Corn	32	(182)	n.a.	(178)	(8,929)	-98.0%
Sugarcane	(10,995)	(20,759)	-47.0%	(43,420)	(51,081)	-15.0%
Livestock	(12)	-	-98.7%	(57)	-	n.a.
Leasing	-	(902)	n.a.	-	(1,729)	n.a.
Others	(1,035)	(504)	n.a.	(2,087)	(614)	n.a.

In 6M17, the cost of goods sold (COGS) came to R$51.3 million. Due to the fair value adjustments of agricultural products, period changes in costs are directly linked to the market price of commodities at the time of harvest.

In 6M17, total soybean COGS decreased by 64.7% year-over-year, from R$15.7 million, from the sale of 18,300 tons at R$856.2 per ton, to R$5.5 million, from the sale of 5,400 tons at R$1,026.2 per ton.

Total corn COGS decreased by 98.0% in 6M17 over the previous year, from R$8.9 million, from the sale of 31,000 tons at R$287.3 per ton, to R$178,000, from the sale of 416 at R$428.1 per ton.

Total sugarcane COGS climbed by 15.0% in 6M17 year-over-year, from R$51.1 million, from the sale of 745,000 tons at R$68.8 per ton, to R$43.4 million, from the sale of 512,700 ton at R$84.7 per ton.

Total cattle raising COGS in 6M17 is a result of the death of animals during the period.

Total leasing COGS in 6M17 refers to the lease of the Preferência Farm, which was terminated in June 2016.

Total others COGS in 6M17 refers to the sell inputs (seeds, fertilizers and by-products).

Selling Expenses

(R$ thousand)	2Q17	2Q16	Change	6M17	6M16	Change
Selling expenses	**(210)**	**(269)**	**-21.8%**	**(120)**	**(895)**	**-86.6%**
Freight	(11)	-	n.a.	(16)	(25)	-34.2%
Storage and Processing	(194)	(264)	-26.5%	(374)	(827)	-54.8%
Others	(5)	(5)	0.0%	270	(43)	n.a.

In the six-month period ended December 31, 2016, selling expenses totaled a positive R$120,000, primarily due to the reversal of R$275,000 in the allowance for doubtful accounts from the renegotiation of the terms for the settlement of machinery sales and the decrease in freight, storage and processing expenses, following the period reduction in grain sales volume.

General and Administrative Expenses

(R$ thousand)	2Q17	2Q16	Change	6M17	6M16	Change
General and administrative expenses	**(6,221)**	**(6,820)**	**-8.8%**	**(13,674)**	**(13,911)**	**-1.7%**
Depreciations and amortizations	(174)	(196)	-11.2%	(351)	(409)	-14.2%
Personnel expenses	(3,454)	(4,008)	-13.8%	(8,789)	(9,021)	-2.6%
Expenses with services provider	(730)	(941)	-22.4%	(1,677)	(1,372)	22.2%
Leases and Rents	(188)	(126)	49.2%	(389)	(364)	6.9%
Others expenses	(1,675)	(1,549)	8.1%	(2,468)	(2,745)	-10.1%

In 6M17, general and administrative expenses fell by 1.7% over the same period in the previous year, from R$13.9 million to R$13.7 million.

The 22.2% upturn in expenses from services provided was mainly due the additional audit hours, which increased audit fees, and attorney fees during the due diligence process.

Other expenses primarily refer to expenses with travel, building maintenance, ITR (rural property tax), systems, among others.

Other Operating Income / Expenses

(R$ thousand)	2Q17	2Q16	Change	6M17	6M16	Change
Other operating income/expenses	**(3,006)**	**1,270**	**n.a.**	**(5,617)**	**1,185**	**n.a.**
Gain/Loss on sale of fixed assets	(33)	115	n.a.	(522)	100	n.a.
Management Fee - Cresca Reversal	(1,440)	-	n.a.	(2,490)	-	n.a.
Provisions for lawsuits	(93)	(133)	-30.1%	(462)	(1,173)	-60.6%
Alto Taquari Farm	-	1,239	n.a.	-	2,277	n.a.
Others	(1,440)	49	n.a.	(2,143)	(19)	n.a.

Other operating expenses came to R$5.6 million in 6M17, mainly due to the management fee reversal of Cresca, totaling R$2.5 million and other expenses refer mainly to costs with termination incurred in the period,

referring to the resignation of the CEO and payment of a fine of ICMS on undue credit in operations of use and consumption, fixed assets, diesel oil and agricultural inputs.

Financial Result

(R$ thousand)	2Q17	2Q16	Change	6M17	6M16	Change
Total	**3,068**	**1,179**	**160.2%**	**16,420**	**64,683**	**-74.6%**
Interest	(1,007)	(352)	n.a.	(2,065)	(1,156)	78.6%
Monetary variations	(171)	(822)	-79.2%	(310)	(1,874)	-83.5%
Foreign exchange variations on liabilities	(377)	(906)	-58.4%	223	11,132	-98.0%
Unwind of present value adjustment	(3,594)	(839)	n.a.	(1,493)	4,597	n.a.
Results with derivatives	6,347	(2,249)	n.a.	10,180	36,803	-72.3%
Other financial income / expenses	1,870	6,347	-70.5%	9,885	15,181	-34.9%

The consolidated financial result is composed of the following items: (i) interest on financing; (ii) the impact of the monetary variation on the amount payable from the acquisition of the Alto Taquari and Nova Buriti Farms; (iii) the impact of the U.S. dollar exchange variation on the offshore account and Cresca's receivables; (iv) the present value of Cremaq, Araucária and São Pedro Farms' sales receivables, fixed in soybean bags; (v) the result from hedge operations; and (vi) bank fees and expenses and returns on cash investments.

Monetary variations refer to the amount payable for the acquisition of the Nova Buriti Farm, which is adjusted by the IGPM general market price index and the reduction in the balance payable of the Alto Taquari Farm.

Foreign exchange variations refer to margin deposits as collateral for derivative transactions with offshore brokerage houses and Cresca's receivables. Foreign exchange variations between 6M17 and 6M16 were due to the lower depreciation of the real, from 25.8% to 0.6%.

The reduction in the gain (loss) line was mainly due to the reduction in the balance receivable by farms denominated in bags of soybean, and the fell in the prices of CBOT soybean and the real against the dollar.

The derivatives result reflects the commodities hedge operations result and the impact of the exchange variation on cash, which was partially dollarized in order to maintain purchasing power in regard to inputs, investments and new acquisitions, which have a positive correlation with the U.S. currency. In 6M17, the result of derivative transactions was R$10.2 million, R$8.6 million related to currency operations and R$1.6 million to operations with commodities. In 6M16, derivative operations totaled R$36.8 million, R$30.4 million of which related to currency operations and R$6.4 million to operations with commodities.

Derivative Operations

Our risk policy primarily aims to hedge the Company's cash flow. In this context, we are concerned not only with the main components of our revenue, but also the main components of our production costs. We therefore monitor on a daily basis: a) the international prices of the main agricultural commodities produced by the Company, usually expressed in U.S. dollars; b) the base premium, i.e. the difference between the international and domestic

commodity price; c) exchange rates; and d) the prices of the main components such as freight, fertilizers and chemicals, that can significantly impact costs.

The points analyzed when deciding on the price and margin hedging strategy and tools are listed below:

- Estimated gross margin based on the current price scenario.
- Standard deviation from the estimated gross margin for different pricing strategy scenarios.
- Analysis of the estimated gross margin in stress scenarios for different hedge strategies.
- Comparison between current estimates and the Company's budget.
- Comparison of the estimated gross margin and the historical average.
- Market expectations and trends.
- Tax aspects.

Hedge Position on January 27, 2017.

Crop	Soybean			FX		
	Volume[1]	% de hedge[2]	Price (USD/bu.)	Volume ('000)	% de hedge[3]	BRL/USD
16/17	32,227 ton	75.04%	9.89	U$ 11,851	78.43%	3.53

1- Net production volume estimated + receivables from farm sales.
2- Percentage of volume in tons of soybean locked in.
3- Percentage of expected revenue in USD.

Balance Sheet

Cash and Cash Equivalents

Cash and Cash equivalents	12/31/2016	06/30/2016	Change
Cash and Cash equivalents	**39.593**	**54.204**	**-27,0%**
Cash and Banks	16.915	6.313	167,9%
Repurchase agreements	22.678	40.417	-43,9%
Bank deposit certificates	-	7.474	-100,0%
Markable securities	**97.564**	**113.559**	**-14,1%**
Exclusive fund quotas	16.948	-	n.a.
Restricted financial investments	52.582	49.703	5,8%
Bank deposit certificates	-	21.670	-100,0%
Variable income transactions	10.606	10.058	5,4%
Treasury financial bills	17.428	32.128	-45,8%
Restricted Markable securities	**21.539**	**20.353**	**5,8%**
Bank deposit certificates	8.547	8.087	5,7%
Banco do Nordeste (loan guarantees)	12.992	12.266	5,9%
Total	**158.696**	**188.116**	**-15,6%**

The Company ended the period with a cash position of R$158.7 million, a decrease of 15.6% over June 30, 2016, chiefly due to the payment of R$32.0 million in dividends.

Indebtedness

The table below shows our short and long-term loans and financing position on December 31, 2016 and June 30, 2016.

Loans and Financing (R$ thousand)	Expiration (Position in 12/31/2016)	Annual Interest Tax - %	12/31/2016	06/30/2016	Change
Short term					
Financiamento de Custeio Agrícola	Nov-17	9.5 to 12.75	45,692	35,087	30.2%
Financiamento Projeto Bahia	Dec - 17	TJLP + 3,45 and 4,45 / SELIC + 3,45 / Pre 4,00 to 8,50	14,065	13,646	3.1%
Financiamento de Máquinas e Equipamentos	Nov-16	TJLP + 8,70	-	114	n.a.
Financiamento de cana-de-açúcar	Aug - 17	TJLP + 2,70 and 12,75	7,799	261	n.a.
Arrendamento Financeiro Canavial - Parceria III	Nov- 17	6.92%	1,514	2,507	-39.6%
			69,070	51,615	33.8%
Long term					
Financiamento de cana-de-açúcar	Feb - 20	TJLP + 2,70	1,276	1,551	-17.7%
Financiamento Projeto Bahia	Oct-20	TJLP + 3,45 and 4,45 / SELIC + 3,45 / Pre 4,00 to 8,50	35,167	43,453	-19.1%
Arrendamento Financeiro Canavial - Parceria III	Nov-18	6.92%	2,683	3,266	-17.9%
			39,126	48,270	-18.9%
Total			**108,196**	**99,885**	**8.3%**

The bulk of the Company's debt is denominated in Reais and its characteristics and conditions are defined in agreements with government development banks, which transfer the loans either directly or indirectly.

On June 30, 2016 and December 31, 2016, the balance of loans and financing was R$99.9 million and R$108.2 million, respectively. The payment of interest and amortization totaled R$1.9 million in 2Q17.

In 2Q17, a total of R$10.0 million was disbursed in new financing referring to the cost of sugarcane, soybean and corn operations.

Acquisitions Payable

On December 31, 2016, the balance of accounts payable on acquisitions was R$22.5 million and refers to the amount payable for the acquisition of the Nova Buriti Farm, which is monthly adjusted by the IGPM general market price index.

Properties for Investment

The fundamental pillars of the Company's business strategy are the acquisition, development, exploration and sale of rural properties suitable for agricultural activities. The Company acquires rural properties with significant potential for generating value, subsequently holding the assets and carrying out profitable agricultural activities on them.

Once we acquire our rural properties, we begin to implement high-value-added crops and to transform these rural properties by investing in infrastructure and technology, while also entering into lease agreements with third parties. In line with our strategy, when we deem a rural property has reached its optimal value, we sell it to capture the capital gains.

The rural properties acquired by the Company are booked at their acquisition cost, which does not exceed their realized net value, and are recognized under "Non-Current Assets".

Properties for investment are evaluated at their historical cost, plus investments in buildings, improvements and the clearing of new areas, less accrued depreciation, in accordance with the same criteria detailed for fixed assets.

Farm	Acquisition value	Buildings and improvements	Opening area	Construction in progress	Properties for Investment
Initial Balance	204,690	23,468	52,690	7,019	287,867
In June 30, 2016					
Acquisitions	476	39	(29)	7,451	7,937
Reductions	(41)	(21)	-	-	(62)
(-) Depreciation/ Amortization	-	(403)	(5,313)	-	(5,716)
In December 31, 2016	**205,125**	**23,083**	**47,348**	**14,470**	**290,026**

On December 31, 2016, we recorded R$7.4 million in ongoing work, which refers to the clearance of areas at the Chaparral, Araucária, Preferência and Jaborandi farms.

CAPEX - Area Clearance

The table below shows the breakdown of investments in our properties:

(R$ thousand)	2Q17	2Q16	Change	6M17	6M16	Change
Maintenance	1,245	740	68.2%	1,350	740	82.3%
Opening	1,973	709	178.4%	5,761	709	713.1%
Total	**3,218**	**1,449**	**122.1%**	**7,111**	**1,449**	**390.7%**

Depreciation - Area Clearance

The table below gives a breakdown of the depreciation of cleared area:

(R$ thousand)	2Q17	2Q16	Change	6M17	6M16	Change
Maintenance	(462)	(503)	-8.2%	(926)	(1,011)	-8.4%
Opening	(2,216)	(2,131)	4.0%	(4,387)	(4,260)	3.0%
Total	**(2,677)**	**(2,633)**	**1.7%**	**(5,313)**	**(5,271)**	**0.8%**

Cresca S.A. - Paraguay

Financial Performance

EBITDA (R$ thousand)	6M17	6M16	Change
Gross Profit	**261**	**(1.106)**	**n.a.**
Elimination of gains on biological assets (grain and sugarcane planted)	744	(861)	n.a.
Selling expenses	(762)	(615)	23,9%
General and administrative expenses	(1.077)	(1.300)	-17,2%
Other operating income/expenses	(434)	(24)	n.a.
Depreciations and amortizations	487	609	-20,0%
EBITDA	**(781)**	**(3.298)**	**-76,3%**

Financial Statements - R$ thousand	6M17	6M16	Change
Revenues from grains	6.643	3.317	n.a.
Revenues from cattle sale	2.195	3.550	-38,2%
Sale of inputs	9	124	-92,7%
Revenues from farm sale	-	14	-100,0%
Net Sales Revenue	**8.847**	**7.005**	**26,3%**
Change in fair value of biological assets and agricultural products	4.122	6.113	-32,6%
Impairment	82	493	-83,3%
Net Revenue	**13.051**	**13.612**	**-4,1%**
Cost of agricultural products sale	(8.056)	(8.124)	-0,8%
Cost of production of grains	(4.735)	(6.503)	-27,2%
Cost of farm sale	-	(9)	n.a.
Others	-	(82)	n.a.
Gross Profit (loss)	**261**	**(1.106)**	**n.a.**
Selling expenses	**(762)**	**(615)**	**23,9%**
General and administrative expenses	**(1.077)**	**(1.300)**	**-17,2%**
Depreciations and amortizations	(38)	(36)	6,5%
Personnel expenses	(395)	(572)	-30,9%
Expenses with services provider[1]	(305)	(609)	-49,9%
Leases and Rents	(78)	(49)	60,5%
Others expenses	(260)	(34)	n.a.
Other operating income/expenses, net	**(434)**	**(24)**	**n.a.**
Financial result	**(3.024)**	**(5.245)**	**-42,3%**
Financial income	**45**	**(1.297)**	n.a.
Financial expenses	**(3.069)**	**(3.948)**	-22,3%
Profit (loss) before income and social contribution taxes	**(5.036)**	**(8.291)**	**-39,3%**
Income and social contribution taxes	-	-	-
Profit (loss) for the period	**(5.036)**	**(8.291)**	**-39,3%**
BrasilAgro Interest	**50%**	**50%**	
BrasilAgro results	**(2.518)**	**(4.145)**	**-39,3%**
Amortization of fair value adjustment on the acquisition date (shareholder's loans)	218	207	5,1%
BrasilAgro results - Equity pick up	**(2.300)**	**(3.939)**	**-41,6%**

Balance Sheet (R$ thousand)	December 31 Cresca	Write - Off	BrasilAgro
Assets			
Current assets			
Cash and Cash equivalents	1,227	-	1,227
Trade accounts receivable	2,247	-	2,247
Inventories	3,395	-	3,395
Biologial assets	6,620	-	6,620
Recoverable taxes	-	-	-
Derivative financial instruments	-	222	222
Other assets	4,717	-	4,717
	18,206	**222**	**18,428**
Non-current assets			
Investment properties	176,673	88,304	264,978
Property, plant and euipment	684	-	684
	177,357	**88,304**	**265,662**
Total assets	**195,563**	**88,526**	**284,090**
Liabilities and Equity			
Current liabilities			
Trade accounts payable	5,148	-	5,148
Loans and financing	-	-	-
Labor obligations	322	-	322
Transactions with related parties	67,656	-	67,656
	73,539	**-**	**73,539**
Non-current liabilities			
Taxes payable	-	6,333	6,333
	73,539	**6,333**	**79,872**
Total equity	**122,024**	**82,194**	**204,218**
Total liabilities and equity	**269,102**	**88,527**	**357,629**
BrasilAgro Interest			**50%**
BrasilAgro Investment			**102,109**

The Company records as investment its 50% interest in Cresca S.A. Totaling R$102.1 million.

Corporate Governance

BrasilAgro Day

On December 12, 2016, the Company held the BrasilAgro Day, which addressed market issues, with the presence of an industry expert, and presented the Company's plans for the coming years.

The event was also attended by executive officers and more than 40 people, among which investors, shareholders, market analysts and other professionals.

Capital Market

Share Performance

On February 1, 2017, BrasilAgro's shares (AGRO3) were quoted at R$11.82, giving a market cap of R$672.4 million, while its ADRs (LND) were quoted at US$3.70.

AGRO3 x Ibovespa
(base 100 = 02/11/2014)


190
170
150
130
110
90
70
Feb 14
Mar 14
Apr 14
May 14
Jun 14
Jul 14
Aug 14
Sep 14
Oct 14
Nov 14
Dec 14
Jan 15
Feb 15
Mar 15
Apr 15
May 15
Jun 15
Jul 15
Aug 15
Sep 15
Oct 15
Nov 15
Dec 15
Jan 16
Feb 16
Mar 16
Apr 16
May 16
Jun 16
Jul 16
Aug 16
Sep 16
Oct 16
Nov 16
Dec 16
Jan 17
AGRO3
Ibovespa

In 2Q17, daily traded volume in BrasilAgro's shares totaled R$50.0 million from 12,539 trades, while average daily traded volume was R$1.9 million shares.

Highlights - AGRO3	2Q17	2Q16
Average Daily Trade Volume (R$)	1,939,185	2,438,778
Maximun (R$ per share)	10.61	11.60
Mininum (R$ per share)	10.39	11.29
Average (R$ per share)	10.50	11.43
Closing Quote (R$ per share)	11.05	11.03
Variation in the period (%)	6.66%	3.08%

Definitions

2015/2016 Harvest year – fiscal year begun on July 1, 2015 and ended on June 30, 2016.

2Q16 – quarter ended December 31, 2016.

2016/2017 Harvest year – fiscal year begun on July 1, 2016 and ended on June 30, 2017.

2Q17 – quarter ended December 31, 2017.



Disclaimer

The statements contained in this document related to the prospects for BrasilAgro's businesses, projected operating and financial income and growth are merely projections, and as such are based exclusively on management's expectations. These expectations depend materially on market conditions, the performance of the Brazilian economy, the industry and international markets, and are therefore subject to change without prior notice.

Income Statement

(R$ thousand)	2Q17	2Q16	Change	6M17	6M16	Change
Revenues from grains	190	2,731	-93.0%	6,973	30,571	-77.2%
Revenues from sugarcane	16,345	23,439	-30.3%	50,590	58,724	-13.9%
Revenues from leasing	906	296	206.1%	934	1,545	-39.5%
Other revenues	1,298	1,166	11.3%	1,670	2,379	-29.8%
Deductions from gross revenue	(1,147)	(1,088)	5.4%	(2,420)	(5,100)	-52.5%
Net Sales Revenue	**17,592**	**26,544**	**-33.7%**	**57,747**	**88,119**	**-34.5%**
Change in fair value of biological assets and agricultural products	2,118	4,567	-53.6%	5,223	12,150	-57.0%
Impairment	(38)	-	n.a.	(251)	770	n.a.
Net Revenue	**19,672**	**31,111**	**-36.8%**	**62,719**	**101,039**	**-37.9%**
Cost of agricultural products sale	(11,844)	(23,368)	-49.3%	(51,287)	(78,066)	-34.3%
Gross Profit	**7,828**	**7,743**	**1.1%**	**11,432**	**22,973**	**-50.2%**
Selling expenses	**(210)**	**(269)**	**-21.9%**	**(120)**	**(895)**	**-86.6%**
General and administrative expenses	**(6,221)**	**(6,820)**	**-8.8%**	**(13,674)**	**(13,911)**	**-1.7%**
Depreciations and amortizations	(174)	(196)	-11.2%	(351)	(409)	-14.2%
Personnel expenses	(3,454)	(4,008)	-13.8%	(8,789)	(9,021)	-2.6%
Expenses with services provider	(730)	(941)	-22.4%	(1,677)	(1,372)	22.2%
Leases and Rents	(188)	(126)	49.2%	(389)	(364)	6.9%
Others expenses	(1,675)	(1,549)	8.1%	(2,468)	(2,745)	-10.1%
Other operating income/expenses, net	**(3,006)**	**1,270**	**n.a.**	**(5,617)**	**1,185**	**n.a.**
Equity pick up	**(1,157)**	**(2,191)**	**-47.2%**	**(2,300)**	**(3,938)**	**-41.6%**
Financial result	**3,068**	**1,179**	**160.2%**	**16,420**	**64,683**	**-74.6%**
Financial income	**25,477**	**18,879**	**34.9%**	**50,328**	**99,781**	**-49.6%**
Interest on Financial Investments	2,771	9,447	-70.7%	12,279	20,698	-40.7%
Interest on assets	1,435	1,363	5.3%	2,595	2,561	1.3%
Foreign exchange variations on liabilities	7,252	1,730	319.2%	8,021	15,496	-48.2%
Unwind of present value adjustment	(693)	1,658	n.a.	3,145	10,261	-69.3%
Realized results with derivatives	6,292	120	5143.3%	9,907	38,716	-74.4%
Unrealized results with derivatives	8,420	4,561	84.6%	14,381	12,049	19.4%
Financial expenses	**(22,409)**	**(17,700)**	**26.6%**	**(33,908)**	**(35,098)**	**-3.4%**
Interest expenses	(529)	(2,917)	-81.9%	(1,578)	(5,107)	-69.1%
Bank charges	(372)	(183)	103.3%	(816)	(410)	99.0%
Interest on liabilities	(2,442)	(1,715)	42.4%	(4,660)	(3,717)	25.4%
Monetary variations	(171)	(822)	-79.2%	(310)	(1,874)	-83.5%
Foreign exchange variations on liabilities	(7,629)	(2,636)	189.4%	(7,798)	(4,364)	78.7%
Unwind of present value adjustment	(2,901)	(2,497)	16.2%	(4,638)	(5,664)	-18.1%
Realized results with derivatives	(641)	(5,282)	-87.9%	(2,079)	(5,939)	-65.0%
Unrealized results with derivatives	(7,724)	(1,648)	368.7%	(12,029)	(8,023)	49.9%
Profit (loss) before income and social contribution taxes	**302**	**912**	**-66.9%**	**6,141**	**70,097**	**-91.2%**
Income and social contribution taxes	(1,682)	(745)	125.8%	(4,499)	(23,672)	-81.0%
Profit (loss) for the period	**(1,380)**	**167**	**n.a.**	**1,642**	**46,425**	**-96.5%**
Outstanding shares at the end of the period	**56,888,916**	**58,226,600**		**56,888,916**	**58,226,600**	
Basic earnings (loss) per share - R$	**(0.02)**	**0.00**	**n.a.**	**0.03**	**0.80**	**-96.4%**

Balance Sheet - Assets

Assets	12/31/2016	06/30/2016	Change
Current assets			
Cash and Cash equivalents	39,593	54,204	-27.0%
Markable securities	97,564	113,559	-14.1%
Trade accounts receivable	25,100	18,528	35.5%
Inventories	11,560	22,413	-48.4%
Biologial assets	51,679	22,285	131.9%
Recoverable taxes	5,774	7,470	-22.7%
Derivative financial instruments	19,488	24,497	-20.4%
Transactions with related parties	1,214	1,065	14.0%
Other assets	1,262	858	47.1%
	253,234	264,879	-4.4%
Non-current assets			
Biological assets	4,189	5,241	-20.1%
Markable securities	21,539	20,353	5.8%
Recoverable taxes	23,904	21,709	10.1%
Diferred taxes	52,829	55,594	-5.0%
Trade accounts receivable	4,329	14,411	-70.0%
Investment properties	290,026	287,867	0.7%
Transactions with related parties	34,063	44,363	-23.2%
Other assets	6,677	6,377	4.7%
Investments in unquoted equity instruments	102,109	102,955	-0.8%
Property, plant and euipment	26,049	27,803	-6.3%
Intagible assets	1,803	3,450	-47.7%
	567,517	590,123	-3.8%
Total assets	**820,751**	**855,002**	**-4.0%**

Balance Sheet - Liabilities

Assets (R$ thousand)	12/31/2016	06/30/2016	Change
Current liabilities			
Trade accounts payable	15,592	12,073	29.1%
Loans and financing	69,070	51,615	33.8%
Labor obligations	3,651	8,856	-58.8%
Taxes payable	3,741	6,277	-40.4%
Dividends payable	22	2,532	-99.1%
Derivative financial instruments	2,494	2,165	15.2%
Accounts payable for acquisitions	22,531	22,261	1.2%
Transactions with related parties	769	536	43.5%
Advances from customers	18	278	-93.5%
Other liabilities	4,986	5,442	-8.4%
	122,874	**112,035**	**9.7%**
Non-current liabilities			
Loans and financing	39,126	48,230	-18.9%
Taxes payable	280	970	-71.1%
Derivative financial instruments	-	4,392	-100.0%
Provision for legal claims	1,917	1,455	31.8%
Other liabilities	125	432	-71.1%
	41,448	55,479	-25.3%
Total liabilities	**164,322**	**167,514**	**-1.9%**
Equity			
Capital	584,224	584,224	0.0%
Capital reserves	1,771	1,771	0.0%
Treasury shares	(26,944)	(37,203)	-27.6%
Profits reserves	54,277	91,158	-40.5%
Proposed additional dividends	-	7,533	-100.0%
Equity variation adjustment	41,459	40,005	3.6%
Accumulated losses	1,642	-	n.a.
Total equity	**656,429**	**687,488**	**-4.5%**
Total liabilities and equity	**820,751**	**855,002**	**-4.0%**

Cash Flow

R$ (thousand)	6M17	6M16	Change
Profit (loss) for the period	1.642	46.425	-96,5%
Adjustments to reconcile net income			
Depreciation and amortization	6.838	10.998	-37,8%
Residual value of fixed assets	1.456	41	n.a.
Cost result capitalized in investment properties	62	12	3451,2%
Equity Pickup	2.300	3.938	416,7%
Gain (loss) unrealized results with derivatives	(2.352)	(4.026)	-41,6%
Exchange rate, monetary and financial charges unrealized	(8.549)	(23.693)	-41,6%
(Gain) on remeasurement of receivables from sale of farms, machinery and financial leasings	1.493	(4.597)	-63,9%
Income and social contribution taxes	2.765	10.712	n.a.
Fair value of biological assets and agricultural products and depletion of harvest	(5.224)	(12.150)	-74,2%
Provision (Reversal) of impairment of agricultural products after harvest	251	(770)	-57,0%
Allowance for doubtful accounts	270	-	n.a.
Provisions for lawsuits	462	1.173	0,0%
Discount on payment of Alto Taquari farm	-	(2.277)	-100,0%
	1.414	**25.786**	**-94,5%**
Change in operating working capital			
Trade accounts receivable	2.007	10.894	-81,6%
Inventories	12.486	7.094	76,0%
Biological Assets	(23.118)	(21.618)	6,9%
Recoverable Taxes	2.143	(4.989)	n.a.
Derivative Transactions	3.083	(3.239)	n.a.
Other assets	(527)	(741)	-28,9%
Suppliers	3.430	15.946	-78,5%
Related parties	12.619	(755)	n.a.
Taxes payable	(2.397)	(9.744)	-75,4%
Paid income tax and social contribution	(2.309)	(8.860)	-73,9%
Labor obligations	(5.205)	(7.854)	-33,7%
Advance from customers	(260)	(7.520)	-96,5%
Other obligations	(800)	(271)	195,2%
Net Cash generated by (used in) operating activities	**2.566**	**(5.871)**	**n.a.**
CASH FLOW OF INVESTMENT ACTIVITIES			
Additions to immobilized and intangible	(2.709)	(897)	202,0%
Additions to property for investments	(7.937)	(5.366)	47,9%
Redemption of (investment in) marketable securities	24.803	212.870	-88,3%
Increase in investments and participations	-	-	n.a.
Amount received from the sale of farm	-	5.505	-100,0%
Net cash (invested in) investment activities	**14.157**	**212.112**	**-93,3%**
CASH FLOW OF FINANCING ACTIVITIES			
Payment of farm purchase	-	(27.395)	-100,0%
Loans and financing	17.888	3.393	427,2%
Interest from Loans and Financing	(3.159)	(4.808)	-34,3%
Payment of loans and financing	(9.398)	(44.678)	-79,0%
Treasury shares	(4.622)	(10.423)	-55,7%
Receivables from exercise of stock options	-	2.096	-100,0%
Dividends paid	(32.043)	(80.603)	-60,2%
Generated (provided) net cash by financing activities	**(31.334)**	**(162.418)**	**-80,7%**
Increase (decrease) in cash and cash equivalents	**(14.611)**	**43.823**	**n.a.**
Cash and cash equivalents at the beginning of the year	54.204	75.620	-28,3%
Cash and cash equivalents at the end of the year	39.593	119.443	-66,9%
	(14.611)	**43.823**	**n.a.**

Weights and Measures used in Agriculture

Weights and measures used in agriculture		
1 ton	1.000 kg	
1 kg	2,20462 pounds	
1 pound	0,45359 kg	
1 acre	0,40469 hectares	
1 acre	0,1840 bushel	
1 hectare (ha)	2,47105 acres	
1 hectare (ha)	10.000 m²	
1 alqueire	5,4363 acres	
Soybean		
1 bushel of soybean	60 pounds	27,2155 kg
1 bag of soybean	60 kg	2,20462 bushels
1 bushel/acre	67,25 kg/ha	
1,00 US$/bushel	2,3621 US$/bag	
Corn		
1 corn bushel	56 pounds	25,4012 kg
1 bag of corn	60 kg	2,36210 bushels
1 bushel/acre	62,77 kg/ha	
1,00 US$/bushel	2,3621 US$/bag	
Cotton		
1 bale	480 pounds	217,72 kg
1 arroba	14,68 kg	
Sugarcane		
ATR - Total Recoverable Sugar		